CRO AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ COMPANIES REGISTRATION OFFICE

B7

Variation of company capital as prescribed under
Section 83(6) Companies Act 2014

(This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014)

Company number

1	4	5	8	3	5	

CRO receipt date stamp & barcode

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: ICON Public Limited Company

Description of change *note one*: 500 shares in the capital of ICON Public Limited Company (the "Company") were redeemed by the Company and upon redemption were subsequently cancelled out of the issued share capital of the Company.

Date effective

Day	Month	Year
12	06	2015

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7.

Signature: [signature]

Name *in bold capitals or typescript*: Diarmaid Cunningham

☐ Director ☑ Secretary *note two*

Date: 3 July 2015

Presenter details

Name: ICON plc

Address: South County Business Park, Leopardstown, Dublin 18, Ireland

Telephone: 01 256 4529 | Fax number:

Email: erina.fox@iconplc.com | Contact person: Erina Fox

Dx Number/Exchange: | Reference number: